Name of Offeree   Copy Number

_____   _____

CONFIDENTIAL OFFERING MEMORANDUM

Victor George Spirits LLC

Up to 2140 Units of Units at $500.00 per share
Maximum Offering - 2140 Units
Minimum Offering - 1 Units
Minimum Purchase Per Investor- 1 Units

_____

This Confidential Offering Memorandum (the "Memorandum") has been prepared in connection with an offering (the "Offering") of up to 2140 units of Class B units, $500.00 par value (the "Units") of Victor George Spirits LLC (the "Company"). The minimum offering amount is 1 ("Minimum Offering Amount"), and the maximum offering amount is 2140 ("Maximum Offering Amount"). The minimum purchase per investor is 1 unit, or $500.00. Officers and directors of the Company will make offers and sales of the Units; however, the Company retains the right to utilize any broker-dealers registered with the National Association of Securities Dealers, Inc. ("NASD") and applicable state securities authorities to sell all or any portion of the Units. If the Company so elects, it may pay such broker-dealers a commission in the amount of up to 10% and a non-accountable expense allowance of up to 3% of the proceeds they have sold. Offers and sales of the Units will be made only to "Accredited Investors" as such term is defined in Rule (4) (a) of Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended (the "Act"), which includes the Company's officers, directors and affiliates.

The Offering is scheduled to terminate on December 31, 2018. The Company reserves the right, however, to extend the term of this Offering for a period of up to 30 days. See "The Offering." This Memorandum may not be reproduced in whole or in part without the express prior written consent of the Company.

The date of this Confidential Offering Memorandum is August 23, 2018.

THIS MEMORANDUM IS FOR CONFIDENTIAL USE AND MAY NOT BE REPRODUCED. DISTRIBUTION THAT IS NOT APPROVED BY THE COMPANY MAY RESULT IN A VIOLATION OF FEDERAL AND STATE SECURITIES REGULATIONS. THIS MEMORANDUM AND ALL ACCOMPANYING MATERIALS SHALL BE RETURNED TO AN AUTHORIZED OFFICER OF THE COMPANY UPON REQUEST.

THE SECURITIES HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR THE SECURITIES LAWS OF ANY STATE, IN RELIANCE UPON ONE OR MORE SPECIFIC EXEMPTIONS FROM REGISTRATION OR QUALIFICATION REQUIREMENTS. SUCH EXEMPTIONS LIMIT THE NUMBER AND TYPES OF INVESTORS TO WHICH THE OFFERING WILL BE MADE. AS A RESULT, THE SECURITIES OFFERED HEREBY ARE OFFERED ONLY TO "ACCREDITED INVESTORS" AS SUCH TERM IS DEFINED IN RULE 501 OF REGULATION D OF THE SECURITIES ACT OF 1933, AS AMENDED.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK, AND SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT AFFORD THE LOSS OF HIS OR HER ENTIRE INVESTMENT. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS MEMORANDUM IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER FEDERAL AND APPLICABLE STATE SECURITIES LAWS. THERE IS CURRENTLY NO PUBLIC MARKET FOR THE SECURITIES, AND INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE STATEMENTS CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED BY THE COMPANY TO BE RELIABLE. NO WARRANTY CAN BE MADE THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE SUCH INFORMATION WAS SUPPLIED. THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE ABLE TO SUCCESSFULLY IMPLEMENT ANY OF ITS PLANS, OR THAT ACTUAL FUTURE PLANS AND PERFORMANCE WILL NOT BE MATERIALLY DIFFERENT FROM THE COMPANY'S PRESENT EXPECTATIONS.

ANY INFORMATION OR REPRESENTATIONS CONTAINED IN THE COMPANY'S PROMOTIONAL OR MARKETING SOURCES OTHER THAN THIS MEMORANDUM MAY NOT BE AS CURRENT OR ACCURATE AS INFORMATION OR REPRESENTATIONS CONTAINED IN THIS MEMORANDUM, AND THEIR CONTENTS ARE EXCLUDED FROM THIS MEMORANDUM.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION OR MODIFICATION BY THE COMPANY WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART FOR ANY REASON OR TO ALLOT TO ANY SUBSCRIBER LESS THAN THE NUMBER OF UNITS SUBSCRIBED FOR OR TO WAIVE CONDITIONS TO THE PURCHASE OF THE UNITS.

EXECUTIVE SUMMARY

Victor George Spirits LLC, (hereinafter "the Business") is a Florida Limited Liability Company located at 901 Progresso Drive, Ste 204, Fort Lauderdale, Florida, 33304.

The Company was founded in 2016 by Victor Harvey.

It currently has a staff of 1 person, and is slated to expand further.

The Company was initially capitalized by an investment of $100,000.00 of which a sum of $100,000.00 is from Victor Harvey. The Business's first product was introduced to the market in 2018 and has been marketed successfully till date. The break-even point was reached in August of 2018, and a profit of $100,000.00 is projected for the current year.

The Company is also increasing and expanding distribution, which can be expected to produce revenue before the end of the financing period. The Company is also gearing up for introduction of its products into other state markets as well as the international market.

1. THE OFFERING

The Company intends to raise a minimum of $107,000.00 and a maximum of $1,070,000.00 in this Offering to fund the continued growth of our business. The Units will be offered in a private placement offering pursuant to an exemption from registration under Rule (4)(a) of Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended, under exemptions under applicable state securities laws, and in reliance upon the representations and warranties of each of the purchasers that they are purchasing the Units for investment purposes and not with a view to any resale or distribution thereof.

The Offering is being made on an "all or none" basis until the Minimum Offering Amount of $107,000.00 is raised. Proceeds received prior to raising the Minimum Offering Amount will be held in an escrow account with the Company's bank. Upon raising the Minimum Offering Amount, these proceeds will be released for use by the Company and, thereafter, 100% of the proceeds raised in the Offering, up to the Maximum Offering Amount of $1,070,000.00, will be immediately available for use by the Company without impound or escrow.

The proceeds from the sale of the Units offered hereby will be approximately $1,070,000.00 if all 2140 Units are sold. The net proceeds from this offering will be used to purchase inventory, expand marketing, increase staffing, sales and distribution capabilities and provide working capital.

The expenditures projected in the foregoing list are estimates based on management projections of the operating needs of the business. Although the amounts set forth represent our present intentions with respect to proposed expenditures, actual expenditures may vary substantially, depending upon future developments such as marketing decisions, sales activity, and certain other factors.

The following table sets forth the actual capitalization of the Company prior to the Offering and as adjusted to reflect receipt of the Maximum Offering Amount proceeds from the issuance and sale of all 2140 Units in the Offering.

The total shareholder's equity is (15%) with a total Company capitalization of $1,070,000.00

The following description of certain matters relating to the securities of the Company does not purport to be complete and is subject in all respects to applicable Florida law and to the provisions of the Company's articles of incorporation ("Articles of Incorporation") and bylaws (the "Bylaws").

The holders of Class B units do not have voting or preemptive rights or rights to convert their Units into other securities. Holders of Units are entitled to receive, pro rata, such disbursements as may be declared by our Managing Member in accordance with our Operating Agreement.

The certificates representing the Units being offered hereby will bear a legend to the effect that the Units represented by the certificate are not registered under the Act, or under the securities laws of any state, and therefore cannot be transferred unless properly registered under the Act or pursuant to an opinion of counsel satisfactory to counsel to the Company that an exemption from the Act is available.

The following table sets forth certain information, as of August 20, 2018 and as adjusted to give effect to the Offering, regarding the beneficial ownership of the Units by (i) each beneficial owner of more than 5% of the outstanding units of Units, (ii) each director of the Company, and each executive officer of the Company, and (iii) by all executive officers, directors of the Company as a group.

Name of Shareholder	Number of Class A Units Owned	Percentage Owned Before Offering	Percentage Owned After Minimum Offering Amount Is Raised	Percentage Owned After Maximum Offering Amount Is Raised
Victor Harvey All officers, directors, and employees as a group	100	100	100	100

The Company would expect that determinations to pay disbursements on its units would be based primarily upon the financial condition, results of operations, regulatory and business capital requirements, any restrictions contained in financing or other agreements binding upon the Company, and other factors that the Managing Member deems relevant.

2. BUSINESS PLAN

The company strategy: Our goal and plan is to create the world's largest African American owned distilled spirits company in both sales and distribution focusing on not only this market but also the Hispanic and millennial markets. Through key distributor relationships minority supplier diversity programs of large corporations and proprietary marketing concepts we expect to accomplish this in the first 18 months. We will strategically open new markets that have synergies with existing markets and are identified as strong urban markets in both population and purchasing power.

The marketing strategy: Our marketing strategy is to appeal to the upper moderate to upscale and affluent African American market while establishing a strong support from all African Americans as well as the millennial demographic of all ethnic groups. By offering a superior quality product that focuses on purification and superior distillation at an affordable price we will gain customer support and loyalty. In today's times having a Black owned liquor company will drive home the message, "party with a purpose".

3. MANAGEMENT

The following table sets forth each director, principal director, and other control person:

Name Position/Title
Victor Harvey Managing Member

Managers will hold office according to our Operating Agreement.

We may establish an informal Executive Advisory Board with appointments made by the Managing Member. The role of the Executive Advisory Board will be to assist our management with general business and strategic planning. We intend to compensate Executive Advisory Board members with any combination of cash, units, or stock options deemed appropriate by our Managing Member and in accordance with our Operating Agreement.

Our Articles of Incorporation and Operating Agreement provide blanket indemnification for our directors, managers and officers to the fullest extent permissible under Florida law. The Company has entered into indemnification agreements with members of the management team that indemnify, defend and hold harmless these members from liability incurred in connection with their duties as officers, managers and directors of the Company.

We maintain insurance policies under which the directors and officers of the Company will be insured, against certain losses arising from claims made against such directors, managers and officers by reason of any acts or omissions in their respective capacities as directors or officers, including liabilities under the Securities Act.

4. HISTORICAL FINANCIAL INFORMATION

Any Offeree can request information regarding the financial history of the business. Upon request the Offeree will be provided with financial statements for the business covering the previous 3 years.

5. RISK FACTORS

Investment in our Units involves a high degree of risk and should be regarded as speculative. You should consider investing in our Units only if you can afford the loss of your entire investment. Accordingly, you should consider carefully the following factors, in addition to the other information concerning our Company and our business contained in this Memorandum, before purchasing the Units offered hereby. The following factors are not to be considered a definitive list of all the risks associated with an investment in our Units.

The following are some risks to consider:

- Speculative. Investments in startups and early-stage ventures are speculative and these enterprises often fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

- Illiquidity. You will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

- Cancellation restrictions. Once you make an investment commitment for a crowdfunding offering, you will be committed to making that investment (unless you cancel your 48 hours before the closing of an offering).

- Valuation and capitalization. Your crowdfunding investment may purchase an equity stake in a startup. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult and you may risk overpaying for the equity stake you receive. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold through crowdfunding.

- Limited disclosure. The company must disclose information about the company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The company is also only obligated to file information annually regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

- Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

- Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through crowdfunding may not have the benefit of such professional investors.

Unanticipated obstacles to execution of business plan
Our proposed plan of operation and prospects will depend largely upon our ability to successfully establish Company's presence in a timely fashion, retain and continue to hire skilled management, technical, marketing and other personnel; and attract and retain significant numbers of quality business partners and corporate clients. There can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems or technical difficulties which would result in material delays in implementation will not occur.

Competition
The market is highly competitive. There are low barriers to entry, and we expect that competition will intensify in the future. We believe that numerous factors, including price, client base, brand name, and general economic trends (particularly unfavorable economic conditions adversely affecting consumer investment), will affect our ability to compete successfully. Our competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than we do. There can be no assurance that we will be have the financial resources, technical expertise or marketing and support capabilities to compete successfully. Increased competition could result in significant price competition, which in turn could result in lower revenues, which could materially adversely affect our potential profitability.

Over Reliance on Management
We depend on our senior management to work effectively as a team, to execute our business strategy and business plan, and to manage employees and consultants. Our success will be dependent on the personal efforts of key personnel. Any of our officers or employees can terminate his or her employment relationship at any time, and the loss of the services of such individuals could have a material adverse effect on our business and prospects. Our senior management team has worked together for only a very short period of time, and may not work well together as a management team.

Forward Looking Statements
This Memorandum contains forward-looking statements that are based on our current expectations, assumptions, estimates, and projections about our business, our industry, and the industry of our clients. When used in this Memorandum, the words "expects," anticipates," "estimates," "intends," "believes," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The cautionary statements made in this Memorandum should be read as being applicable to all related forward-looking statements wherever they appear in this Memorandum.

ADDITIONAL INFORMATION
As a prospective investor, you and your professional advisors are invited to review any materials available to us relating to our Company, our plan of operation, our management and financial condition, this Offering and any other matter relating to this Offering. We will afford you and your professional advisors the opportunity to ask questions of, and receive answers from, our officers concerning such matters and to obtain any additional information (to the extent we possess such information and can acquire it without unreasonable expense) necessary to verify

the accuracy of any information set forth in the Memorandum. All such information and materials may be requested from Victor Harvey at 954-909-4605.

Investment in the Units involves significant risks and is suitable only for persons of adequate financial means who have no need for liquidity with respect to this investment and who can bear the economic risk of a complete loss of their investment. The Offering is made in reliance on exemptions from the registration requirements of the Securities Act and applicable state securities laws and regulations.

The suitability standards discussed below represent minimum suitability standards for prospective investors. The satisfaction of such standards by a prospective investor does not necessarily mean that the Units are suitable investment for such prospective investor. Prospective investors are encouraged to consult their personal financial advisors to determine whether an investment in the Units is appropriate. The Company may reject subscriptions, in whole or in part, in its absolute discretion.

The Company will require each investor to represent in writing, among other things, that (i) by reason of the investor's business or financial experience, or that of the investor's professional advisor, the investor is capable of evaluating the merits and risks of an investment in the Units and of protecting its own interests in connection with the transaction (ii) the investor is acquiring the Units for its own account, for investment only and not with a view toward the resale or distribution thereof, (iii) the investor is aware that the Units have not been registered under the Securities Act or any state securities laws, (iv) the investor is aware of, and has executed and delivered, the subscription agreement to be entered into in connection with the purchase of the Units, (v) the investor is aware of the absence of a market for the Units, and (vi) unless otherwise approved by the Company, such investor meets the suitability requirements set forth below.

Except as set forth below, each investor must represent in writing that he or she qualifies as an "non-accredited investor," as such term is defined in Rule (4)(b) of Regulation CF under the Securities Act, and must demonstrate the basis for such qualification. To be a non-accredited investor, an investor must fall within any of the following categories at the time of the sale of the Units to that investor:

      ____ Subscribers annual income or net worth is <u>less than $107,000</u>, then the investor's investment limit is the greater of:
      ___ $2,200 or

      ___5 percent of the lesser of the subscribers' annual income or net worth.
      If both annual income and net worth are equal to or more than $107,000, then the investor's limit is 10 percent of the lesser of their annual income or net worth.

      ___During the 12-month period, the aggregate amount of securities sold to a subscriber through all Regulation Crowdfunding offerings may not exceed $107,000, regardless of the investor's annual income or net worth.

      ___an entity in which all of the equity owners are non-accredited investors.

Any person or entity who meets the suitability standards set forth herein and who desires to purchase Units offered hereby shall be required to deliver all of the following to the Company prior to such purchase: (a) Signed original copies of the Subscription Agreement. On each signature page, the subscriber must sign, print his, her or its name, address, and social security number or tax identification number where indicated and print the number of Units subscribed for and the date of execution. The Subscription Agreement will be used by the Company to determine whether the prospective purchaser is an "non-accredited investor," whether he or she has the requisite knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of a purchase of the Units, and to determine whether state suitability requirements have been met. All questions must be answered in full. If the answer to any question is "no" or "not applicable," please so state. The last page of the Subscription Agreement must contain the printed name of the subscriber, the required signature and the date of execution. (b) A check or money order equal to the total purchase price of the Units being purchased.

The Company reserves the right to accept or reject any subscription for Units in whole or part for any reason whatsoever. If a subscriber is rejected by the Company, all funds tendered for investment will be returned to the subscriber, without interest or deduction, promptly after such rejection, along with notice thereof.

VICTOR GEORGE SPIRITS LLC